SSLJ.com Limited Launches the Social Entrepreneurship Initiative for Sharing Social Responsibility

WUHAN, June 6, 2018 /PRNewswire/ — SSLJ.com Limited (NASDAQ: SSLJ) (the “Company” or SSLJ), a vertically integrated O2O home decoration service and product provider in China, announced today the Company along with many well known Chinese entrepreneurs launched the “Social Entrepreneurship Initiative” (the “SEI”) in China Entrepreneurs Forum. This initiative is about building and promoting entrepreneurs to proactively fulfill their responsibilities to serve the community and to strive to become social entrepreneurs.

The SEI brings together well known Chinese entrepreneurs in a collaborative effort to strengthen sustainable practices, take social responsibilities, improve social impacts and maximize shared value across China. It will amplify members’ efforts to boost sustainability in creating social wealth, while ensuring industries have sound ethical, social and environmental business practices in place. The SEI will achieve these objectives by:

●	constantly giving social responsibility wide and fresh content, including providing employment opportunities, developing entrepreneurial platforms, embracing science and technology revolutions, promoting energy conservation and environmental protection, promoting environmental friendliness, expanding green finance, helping the poor, and achieving equal development of the whole society

●	creating a new era entrepreneurial ecosystem that is proactive, open, shared, and healthy, and promoting the continuous evolution of Chinese companies to social enterprises

●	participating in the implementation of major national strategies such as “One Belt and One Road” construction, rural revitalization, and regional coordinated development, which will create new momentum for economic development and open up new space

●	promoting impact investment, building an entrepreneurial platform, vigorously promoting green industry and green finance, and further exploring new areas where the public service mission and business investment are mutually integrated

●	promoting the development of various charitable causes, helping the poor, donating funds for education, caring for vulnerable groups, creating jobs, paying attention to people’s livelihood, and giving back to society

●	embracing and supporting the development and application of new technologies such as the Internet, big data, cloud computing, and artificial intelligence

Mr. Wei Zheng, Chairman and Chief Executive Officer of SSLJ.com Limited, commented, “It is very important to own and master underlying technology, otherwise it will seriously affect national security and economic development. We must make use of the strength of the country, industry, and enterprise to immediately go ahead and adjust our course and change ‘Made in China’ to ‘China’s intellectual creation.’ We need to spend a generation, or even several generations, to master as many advanced technologies as possible. As long as there are goals, directions, and rhythms, it will never be too late to for social entrepreneurs to contribute to the great rejuvenation of China.”

About China Entrepreneurs Forum

China Entrepreneurs Forum is a Thoughts Exchange Platform for Chinese Entrepreneurs. As the most influential idea-exchanging platform for successful business leaders in China, China Entrepreneurs Forum always persists in positive energy, creativity and development, and holds the spirit of “Freedom, Independent and Subjective”. In addition, it helps a significant amount of newly-developed businesses to grow from strength from strength, in order to make entrepreneurs the determinant power in the process of society development. For more information, please visit http://www.cefco.cn/.

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit http://www.sslj.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

SSLJ.com Limited
Ms. Wing Chuen Rhoda Lau
Chief Financial Officer
Phone: +8627-8366-8638
Email: ir@sslj.com

In the United States:

Ascent Investor Relations LLC
Ms. Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com